UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 14A/A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934
 (Amendment No.  1)

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FINANCIAL INSTITUTIONS, INC.
(Name of Registrant as Specified In Its Charter)
CLOVER PARTNERS, L.P. MHC MUTUAL CONVERSION FUND, L.P. CLOVER PARTNERS MANAGEMENT, L.L.C. JOHNNY GUERRY TERRELL T. PHILEN, JR.
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)
-with copies to-
Phillip M. Goldberg Foley & Lardner LLP 321 North Clark Street Suite 2800 Chicago, IL 60654-5313 (312) 832-4549	Peter D. Fetzer Foley & Larder LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5596
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PRELIMINARY PROXY MATERIALS, SUBJECT TO COMPLETION, DATED MAY 10,  2016

FINANCIAL INSTITUTIONS, INC.
ANNUAL MEETING OF SHAREHOLDERS
JUNE 3, 2016
PROXY STATEMENT OF
 MHC MUTUAL CONVERSION FUND, L.P.
IN OPPOSITION TO
THE BOARD OF DIRECTORS OF FINANCIAL INSTITUTIONS, INC.

WHY YOU WERE SENT THIS PROXY STATEMENT

MHC Mutual Conversion Fund, L.P. (sometimes referred to herein as “we,” “us,” “our” and variants of those words) is seeking your support to elect Messrs. Johnny Guerry and Terrell T. Philen, Jr. to the board of directors of Financial Institutions, Inc. (“Financial Institutions,” “FISI” or the “Company”), in opposition to the candidates nominated by the incumbent board of directors of Financial Institutions.  Our principals are identified below under the heading “Certain Information Regarding the Participants.”  This proxy statement and form of proxy are first being mailed to shareholders on or about May [___], 2016.

We are taking this action for the reasons noted in this proxy statement, including our disappointment with the Company’s strategic decisions and our belief that the company is failing to thoroughly explore all avenues to maximize shareholder value.

THIS CONTEST COULD HAVE BEEN AVOIDED.  Since December of 2015, we have worked in earnest to avoid a proxy contest and were committed to allowing FISI’s board of directors to evaluate nominating Mr. Guerry as an additional director for this year’s election.  This would have been a single addition to the eleven member board of an individual whose firm owns more shares than the entire board of directors combined and would not have resulted in the loss of any of the board’s handpicked directors or their respective skillsets.  The board’s nominating committee rejected Mr. Guerry as a candidate after an exhaustive six week process, and settled on the reasoning that in December of 2015 he made a statement that a sale of the bank might be in the best interests of shareholders.  They believed this statement could scare off customers should he be added to the board.  If that was a legitimate concern, it should have been contemplated before the process even started, and the entire evaluation process appears to us to be nothing more than a disingenuous attempt to make shareholders believe FISI went through a good faith vetting process.

FISI’s proxy statement disclosed that the Company expects to spend $1.8 million in additional out-of-pocket expenses beyond those normally associated with soliciting proxies for the upcoming annual meeting, as a result of this proxy contest.  The mere addition of one individual to the board of directors, a representative of one of FISI’s largest shareholders, would have negated this unnecessary expense.  Furthermore, FISI indicated that as of April 19, 2016 they had already spent $360,000.  Considering that FISI rejected Mr. Guerry’s addition to the board on March 25, 2016, it appears that FISI was actively engaging proxy advisors while supposedly evaluating Mr. Guerry’s candidacy.

Consistent with our investment purpose, we have engaged and will continue to engage with the Company’s officers, board of directors and its representatives regarding the Company’s business, management, operations, assets, capitalization, financial condition, governance, strategy and future plans.

We have owned a position in the common stock, par value $.01 per share (“Common Stock”), of Financial Institutions since August of 2015.  Currently, we, along with our affiliates, collectively own approximately 5.5% of the Common Stock.  Our investment strategy is to acquire significant stakes in undervalued and/or underperforming banks, and when necessary, seek board representation on such banks to advocate for improvements in financial performance and corporate governance, for the benefit of ALL shareholders.  We believe that our nominees to Financial Institutions’ board of directors are highly qualified (as discussed below) and will add a fresh perspective to the current board.  We urge you to read their biographies contained herein and make your own decision.

This proxy statement and the accompanying WHITE proxy card are being furnished to the Company’s shareholders in connection with our solicitation of proxies to elect Messrs. Guerry and Philen.  Since there are four directors up for re-election, we are “rounding out” our slate of two candidates, thereby providing shareholders the opportunity to also vote for two of the Financial Institutions nominees, other than Mr. Samuel M. Gullo and Ms. Kim E. VanGelder, who we are not supporting.  Additional voting instructions are contained herein.

MEETING DETAILS AND PROXY MATERIALS

We are soliciting proxies to be used at the 2016 Annual Meeting of Shareholders of Financial Institutions, including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the “Annual Meeting”).  The Annual Meeting will be held at the Company’s corporate headquarters located at 220 Liberty Street, Warsaw, New York 14569 on Friday, June 3, 2016, at 10:00 a.m. local time.  At the Annual Meeting, the shareholders of Financial Institutions are being asked to consider and vote upon (1) the election of four directors to the board to serve until the 2019 annual meeting of shareholders, (2) the ratification of the appointment of KPMG LLP, as Financial Institutions’ independent registered public accounting firm for the fiscal year ending December 31, 2016, (3) the approval by an advisory vote of the compensation of the Company’s named executive officers and (4) any other matters that may properly come before the Annual Meeting or any adjournments or postponements thereof.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on June 3, 2016.  This proxy statement and the accompanying form of WHITE proxy card are available at www.dfking.com/ FISI .

IT IS IMPORTANT THAT YOU RETURN YOUR PROXY PROMPTLY.  IF YOU ARE A RECORD HOLDER, PLEASE SIGN AND DATE YOUR WHITE PROXY CARD PROMPTLY AND RETURN IT IN THE ENCLOSED ENVELOPE TO AVOID UNNECESSARY EXPENSE AND DELAY.  NO POSTAGE IS NECESSARY.  IF YOUR SHARES ARE HELD IN “STREET NAME” BY A BROKER, NOMINEE, FIDUCIARY OR OTHER CUSTODIAN, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THEM TO VOTE THE WHITE PROXY CARD ON YOUR BEHALF (YOUR BROKER, NOMINEE, FIDUCIARY OR OTHER CUSTODIAN MAY PERMIT YOU TO VOTE VIA THE INTERNET OR BY TELEPHONE).

Please contact D.F. King & Co., Inc., proxy solicitors for MHC Mutual Conversion Fund, L.P., at the following address, telephone number or website, if you have any questions or require any assistance:

D.F. KING & CO., INC.
48 Wall Street
New York, NY 10005
Toll Free: 1-800-859-8509
www.dfking.com/ FISI

Please also feel free to call or email MHC Mutual Conversion Fund, L.P. at the following

Johnny Guerry
Managing Partner
Clover Partners LP
100 Crescent Court Suite 575
Dallas, Texas 75201
(214) 273 5200
(214) 273 5199 (fax)
JGuerry@cloverpartners.com

WE ARE SEEKING TWO BOARD SEATS
FOR THE FOLLOWING REASONS

We are seeking shareholder support to elect Messrs. Johnny Guerry and Terrell T. Philen, Jr. as directors of the board, in opposition to the candidates nominated by the board of directors of Financial Institutions.  We intend to influence the policies of Financial Institutions and assert shareholder rights, with a goal of maximizing the value of the Company for all of its shareholders.

We are seeking board representation due to Financial Institutions’ dilutive acquisition strategy, the board of director’s disregard for input from major shareholders, and the board of director’s pattern of disingenuous behavior.  Fellow shareholders, you should receive a proxy statement from FISI in connection with its upcoming 2016 Annual Meeting of Shareholders.  In the Company’s proxy statement, FISI is seeking, among other things, your vote for the director nominees handpicked by the current board of directors.  We are asking you not to vote until you also read and consider the alternative nominees being offered by MHC Mutual Conversion Fund, L.P., one of the largest shareholders of Financial Institutions (5.5% of the outstanding shares at a cost of $22 million).  The choice you make could materially affect the direction of Financial Institutions’ stock price.

FISI HAS DESTROYED VALUE WITH ITS TWO FEE INCOME ACQUISITIONS

With its two acquisitions of fee-based businesses, Scott Danay Naylon Inc. (SDN) and Courier Capital, we estimate FISI has destroyed $23.75 million of shareholders’ tangible capital.  Based on SNL Financial’s deal profile, the SDN acquisition generated $19,257,000 in goodwill and based on  FISI’s presentation post the Courier Capital acquisition, tangible common equity would decline to $205,669,00 from $210,169,000 or $4,500,000.  Combined the loss of tangible equity equaled $23.75 million.  We estimate that tangible capital is worth $52.25 million - $57 million in lost value should the company choose to sell (13% - 14% of FISI’s current market capitalization).  A consistent valuation measure for historical bank acquisitions is deal price divided by forward estimates (for the company acquired) adjusted for cost savings.  Historically this metric equates to 11x-12x and applying these multiples to FISI’s 2017 earnings per share estimates inclusive of 25% cost savings, the company would be worth approximately $33.50-$36.50 in a sale.  These values equate to 2.2x to 2.4x tangible equity.

In November of 2015, we met with the Company’s management team and expressed our disapproval of transactions that result in considerable dilution to tangible book value (TBV), especially when coupled with long earn-back periods of that dilution.  In the case of SDN, we calculated an earn-back period of approximately 20 years, and as of the latest quarter, FISI had already taken a goodwill write-down associated with this acquisition.  We now estimate the earn-back period of the dilution from SDN is approximately 30 years.

At the November meeting, management indicated they would be mindful of future shareholder dilution and any additional transaction would be a bolt-on to SDN, which would help justify the economics of the transaction. Yet only a couple weeks later FISI surprised us by buying yet another fee-based business that does nothing to help justify the economics of the SDN transaction and resulted in an additional 4% dilution to TBV with an earn-back period of at least seven years, barring future goodwill impairments. It is obvious that while representing to Clover in November that FISI would not acquire any additional fee-based businesses and be mindful of future dilution, they were well on their way to acquiring yet another fee-based business.

In FISI’s 2016 proxy statement, the Company outlines the performance metrics for the Annual Cash Incentive Plan awarded to management. Based on the metrics in the exhibit below, management is incentivized to bolster Relative Return on Average Equity (ROAE), Relative Return on Average Assets (ROAA) and meet a certain earnings per share (EPS) threshold.  These three criteria account for 80% of the factors evaluated to award management’s annual variable cash compensation.  While management is not held accountable for the shareholder value destruction resulting from acquisitions like the recent acquisitions, management is clearly incentivized to bolster the aforementioned metrics to receive annual bonuses.  FISI’s two fee income acquisitions destroyed nearly $24 million in tangible common equity while management prospered by bolstering return metrics associated with their annual incentive plan.

Relative Return on Average Equity (ROAE), 20%
Net Charge-Offs (NCO), 20%
Relative Return on Average Assets (ROAA), 20%
Earnings Per Share (EPS), 40%

FISI’S BOARD OF DIRECTORS DOES NOT VALUE ITS SHAREHOLDERS’ INPUT

We do not believe that the board of directors of FISI values the input of major shareholders, as evidenced by the Company indicating to us that it would be mindful of future shareholder dilution when making acquisitions, but then making a dilutive acquisition.  It is also evidenced by the Company’s process for considering the addition of one of our nominees to the board, which took six weeks and valuable time and resources, only to have the Company determine not to make the addition based on information known to it before the process had even begun.  The addition would have placed a person on the board with perspectives and experiences that the board does not currently have, without resulting in any of the current directors being removed from the board.  But rather than add these new perspectives and experiences, the Company is now devoting valuable time and resources to a proxy contest (the Company expects to spend $1.8 million of shareholder’s funds).

Since December of 2015, we have worked in earnest to avoid such an outcome and were committed to allowing FISI’s board to evaluate nominating Mr. Guerry as an additional director for this year’s election. This would have been a single addition to the eleven member board and would not have resulted in the loss of any of the board’s handpicked directors or their respective skillsets.  The board’s nominating committee rejected Mr. Guerry as a candidate (conference call with committee on March 25, 2016) after an exhaustive six week process, and settled on the reasoning that in December of 2015 he made a statement that a sale of the bank might be in the best interests of shareholders.  They believed this statement could scare off customers should he be added to the board.  We believe it is ridiculous that the committee spent six weeks, and valuable time and resources, only to have the Company determine not to appoint Mr. Guerry based on information known to it before the process had even begun (the length of the process was not affected by any action or inaction on our part (or any participant’s part) as we promptly complied with all requests from the Company).

We fear the entire evaluation process was nothing more than a disingenuous attempt to make shareholders believe FISI went through a good faith vetting process, for the following reasons:

•	The board’s nominating committee rejected Mr. Guerry as a candidate after an exhaustive six week process, and settled on the reasoning that in December of 2015 he made a statement that a sale of the bank might be in the best interests of shareholders. They stated that they believed this statement could scare off customers should he be added to the board. If that was a legitimate concern, it should have been contemplated before the process even started.

•	FISI’s Form 10-Q for the latest quarter (ended March 31, 2016) indicated that the bank had already spent $360,000 in dealing with an activist shareholder. How is it possible that FISI spent this much money in the quarter when they had only rejected Mr. Guerry as a candidate on March 25, 2016? Furthermore, Clover did not even submit its intention to nominate directors until April 1, 2016. The most plausible conclusion we see is that FISI was spending money on advisors, talking with shareholders and preparing for a proxy contest while also representing to Clover that they wished to avoid that outcome and would in good faith evaluate Mr. Guerry as a candidate in order to avert the contest.

FISI has stated that Johnny Guerry does not possess the requisite qualifications, experience and skills.  The Company has also stated that on March 4, 2016, Johnny Guerry confirmed he had no experience working for a bank or other operating company and had limited public company board experience.  Unfortunately, the Company does not hold its own nominees to the same standards, as doing so would call into question their nominees’ qualifications:

•	Mr. Gullo merely served as a director of a private bank, and the only public company experience the Company’s proxy identifies is with FISI. Furthermore, his operating business history appears to be confined to a family-owned single store furniture business and an apparel company with one facility.

•	Mrs. VanGelder appears to have zero bank or public company board experience (other than with FISI), and her operating company history has been with Eastman Kodak, whose sales declined by 75% over the past five years and went bankrupt a couple years ago.

•	The Company’s other two candidates’ experience with public company boards appears also to be confined to serving as an FISI director.

As it relates to FISI’s criticisms of Mr. Guerrry, Mr. Guerry has solely invested in banks for the past 12 years and runs one of the most successful bank focused hedge funds in the country.  Our entire strategy revolves around analyzing the banking industry and making investment decisions predicated on that research.  Our performance in 2015 ranked in the top 5% of all hedge funds.  Mr. Guerry has served on the board of directors of a public bank and unilaterally controls more capital than FISI has in tangible common equity.

Meanwhile, the directors (other than Kim E. VanGelder) the Company holds up as qualified and skilled have overseen the destruction of almost $24 million of shareholders’ tangible common equity via two ill advised acquisitions.  Based on our calculations, this money will not be earned back by those businesses for decades, if ever, as the first and largest of the two,(SDN, just took an impairment charge in the latest quarter, which is not even 18 months after it was acquired.

FISI’s BOARD HAS NOT DEALT WITH US IN A GOOD FAITH MANNER

On a March 25th call with the Company, Company participants indicated that during the long evaluation process, FISI reached out to a number of large shareholders to gauge their support for the bank’s current strategic path and by implication, where their support would lie should the bank face a proxy contest.   That FISI was seeking a view on the shareholders’ position in a potential proxy contest is supported by FISI’s Form 10-Q for the latest quarter (ended March 31, 2016), which indicated that the bank had already spent $360,000 in dealing with an activist shareholder.  How is it possible that FISI spent this much money in the quarter when they had only rejected Mr. Guerry as a candidate on March 25, 2016? Furthermore, Clover did not even submit its intention to nominate directors until April 1, 2016. The most plausible conclusion we see is that FISI was spending money on advisors, talking with shareholders and preparing for a proxy contest while also representing to Clover that they wished to avoid that outcome and would in good faith evaluate Mr. Guerry as a candidate in order to avert the contest.

Representing to us that the board was committed to evaluating Mr. Guerry’s as a candidate, while also gauging shareholder support for the bank seems to us to be disingenuous.  In contrast to the actions of the Company, we were recently able to avoid a proxy contest with a bank of similar size to FISI, and that bank’s board was able to evaluate our candidate in just over one week.  Thus, when accounting for the fact that FISI was gauging shareholder support for the bank while evaluating Mr. Guerry, the length of the process appears to be calculated and purposeful.

In the Company’s last letter to us, the Company indicated that FISI’s board would potentially be interested in adding a mutually agreeable candidate and went on to list a variety of conditions that were both broad and vague.  We believe this to be a feigned attempt to resolve this situation without a proxy contest, and if the board wanted to find a mutually acceptable candidate with which neither we or FISI had any previous relationship, the time for that was four months ago, when the Company had the information which led to the rejection of FISI’s third largest shareholder as a candidate.

Further the Company’s letter makes it clear that it would only find a candidate acceptable if the person is not a major shareholder and the person shares the current board’s focus on the “long-term.”  Annual elections do not exist to be consensus builders for the incumbents, and the board should be focused on maximizing shareholder value, regardless of the time frame.  We vehemently believe it is an independent and major shareholder’s point of view that is desperately needed in the boardroom, as we, like all shareholders, have a keen interest in maximizing the value of our investment.

In conclusion, FISI’s representatives have continued to display a pattern of disingenuous behavior:

•	Management represented to us in November of 2015 that any future acquisitions would be a bolt-on to help justify SDN, while at the same time they were within a month of acquiring yet another dilutive fee-based business.

•	FISI represented to us that they were interested in evaluating Mr. Guerry as a candidate for the board of directors and took six weeks to complete this process. During the exhaustive evaluation, the Company reached out to shareholders to gauge their likely stance in a proxy contest. The board, then rejected Mr. Guerry as a candidate and referenced statements that he made publicly well in advance of the Company expressing an interest in considering him for the board.

THE MARKET LIKES OUR INVOLVEMENT

In the Company’s press release dated April 5, 2016, FISI pointed to a time period for measuring shareholder return that includes our publicly announced involvement.  It has been our unfortunate experience in past activist situations that when the stock price reacts favorably to our involvement, the incumbent management team and board take credit for the stock price appreciation.  In FISI’s case, there has been a marked outperformance of the stock since our original Schedule 13D was filed (see chart below).

The bank’s year-end earnings results missed consensus estimates and shockingly contained an impairment charge on the SDN acquisition that was completed not even 18 months prior.  We have consistently criticized this acquisition as we believe it is emblematic of what is flawed with FISI’s current strategy, and this charge further corroborates our criticism.  We believe the market is telling the board that it views our involvement favorably.  Based on our past experience, we would encourage the board of directors to listen as logic would suggest that a loss by our candidates may result in an unfavorable reaction in the stock price and thus a lower shareholder return.  This logic played out in a prior proxy contest that we ran.  There as here there was a marked outperformance of the stock after we filed our Schedule 13D, and then after we were unsuccessful in the proxy contest there was a marked decrease in the price of the stock (we ran again the next year and were successful).

For the reasons discussed above, we are seeking to nominate Messrs. Guerry and Philen to the Company’s board of directors to assert shareholder rights and advocate for the maximization of shareholder value.

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If you share our concerns and views about Financial Institutions, please vote for Johnny Guerry and Terrell T. Philen, Jr. on our WHITE proxy card.

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IF YOU ARE A SHAREHOLDER OF RECORD YOU MAY VOTE BY MARKING YOUR VOTE ON THE WHITE PROXY CARD WE HAVE ENCLOSED, SIGNING AND DATING IT, AND MAILING IT IN THE POSTAGE-PAID ENVELOPE WE HAVE PROVIDED.

IF YOUR SHARES ARE HELD IN “STREET NAME” BY A BROKER, NOMINEE, FIDUCIARY OR OTHER CUSTODIAN, FOLLOW THE DIRECTIONS GIVEN BY THE BROKER, NOMINEE, FIDUCIARY OR OTHER CUSTODIAN REGARDING HOW TO INSTRUCT THEM TO VOTE YOUR SHARES.  YOUR BROKER, NOMINEE, FIDUCIARY OR OTHER CUSTODIAN MAY PERMIT YOU TO VOTE BY THE INTERNET OR BY TELEPHONE.

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BACKGROUND OF THE SOLICITATION

The following is a chronology of events leading up to this proxy solicitation:

•	On August 11, 2015, we began accumulating shares of the Company’s common stock.

•	On November 11, 2015, Martin K. Birmingham, the Company’s President and Chief Executive Officer, and Kevin B. Klotzbach, the Company’s Executive Vice President and Chief Financial Officer participated in the Sandler O’Neill + Partners 2015 East Coast Financial Services Conference in Palm Beach, Florida at which they conducted one-on-one meetings with institutional investors and analysts. As part of these one-on-one meetings, Messrs. Birmingham and Klotzbach met with our representatives, Johnny Guerry, the Managing Partner of Clover Partners, L.P., and Mike Shafir, an analyst at Clover Partners, L.P. During the course of a 40 minute meeting, Mr. Guerry and Mr. Shafir, expressed their dismay with the SDN acquisition and the related dilution to tangible book value and over 20 year earn back period. Our representatives further stated that future acquisitions with these metrics would be detrimental to FISI’s long-term fundamental value. FISI’s representatives responded by stating that further fee-based acquisitions would be bolt-on transactions to SDN and there would be no new acquisitions of fee-based businesses with high levels of tangible book value dilution.

•	On November 30, 2015, Mr. Klotzbach had a telephone conversation with Mr. Shafir after the Company had issued a press release announcing that it was acquiring Courier Capital. Mr. Shafir reiterated our concerns over FISI’s latest acquisition due to the tangible book value dilution and earn back metrics that were emphasized at the meeting on November 11, 2015.

•	On December 16, 2015, we filed a Schedule 13D (the “Schedule 13D”) with the SEC to report that, as of December 16, 2015, we had together become the beneficial owners of approximately five and two tenths percent (5.2%) of the issued and outstanding shares of the Company’s common stock. We also sent a letter to the board of directors of the Company expressing our concerns over FISI’s dilutive acquisitions and urging the Company to explore a sale of the bank.

•	On January 28, 2016, Messrs. Birmingham and Klotzbach, William L. Kreienberg, the Company’s EVP, Chief Risk Officer & General Counsel, and Richard J. Harrison, the Company’s former Executive Vice President and Chief Operating Officer met with Mr. Guerry and Michael Mewhinney, Senior Partner and Founding Member at Clover Partners, L.P., to further discuss the Company’s business and strategy. At this meeting, Mr. Guerry expressed his interest in being appointed or nominated to the Company’s board.

•	On February 10, 2016, Messrs. Birmingham and Kreienberg had a telephone conversation with Mr. Guerry and communicated to Mr. Guerry that the board’s Nominating and Governance Committee would consider Mr. Guerry as a director candidate under the Company’s standard process for evaluating director candidates.

•	On March 4, 2016, members of the Nominating and Governance Committee conducted an in-person interview of Mr. Guerry. During the course of the interview, among other issues discussed relating to the qualifications of Mr. Guerry to be appointed to the board or to serve as a nominee for election to the board, Mr. Guerry indicated that he had never worked directly at a bank but had extensive experience working with and advising boards of directors of public companies as well as serving on the board of a public company.

•	On March 25, 2016, representatives of the Company and the board’s Nominating and Governance Committee reached out to Mr. Guerry to inform him that the Nominating and Governance Committee had decided not to appoint or nominate Mr. Guerry as a member of the Company’s board. The committee stated that they worried his addition to the board could signal the bank was for sale and scare off customers, which was the first time this issue had ever been raised.

•	On April 1, 2016, we delivered a letter to the Company to provide notice of its intention to nominate two director candidates, including Mr. Guerry, for election to the board at the Annual Meeting.

•	On April 5, 2016, the Company issued a press release acknowledging receipt of our notice of nomination of our two director candidates.

•	On April 6, 2016, the Company sent a letter to us acknowledging receipt of our notice of nomination of our two director candidates and indicating that the Company remains receptive to working constructively with us to pursue an amicable resolution that would avoid a proxy contest at the Annual Meeting. In the letter, the Company indicated that it was prepared to discuss the addition to the Board of one mutually agreeable director candidate who, among other things, would have management’s focus on building long-term value for the Company’s shareholders.

•	On April 13, 21016, we responded to FISI’s letter from April 6, 2016 and disputed several of FISI’s assertions concerning stock price performance, Mr. Guerry’s qualifications for candidacy to the board, and FISI’s attempts to avoid a proxy contest at the Annual Meeting.

•	Through April 19, 2016, FISI had already spent $360,000 toward the $1.8 million in out of pocket expenses that it expects to pay in connection with the proxy contest.

OUR NOMINEES

Financial Institutions’ board of directors currently consists of eleven members.  At the Annual Meeting, we will seek to elect Messrs. Guerry and Philen to fill two of the four open seats, in opposition to the candidates nominated by the Company’s incumbent board of directors.  The election of Messrs. Guerry and Philen requires the affirmative vote of a plurality of the votes cast.  If elected, each of Messrs. Guerry and Philen would be entitled to serve a three-year term ending in 2019.

In our opinion, the Company would benefit from fresh perspectives, fresh ideas, fresh viewpoints and new energy as it seeks to confront the current challenges and the challenges that lie ahead.  Our nominees will act to have the Company conduct a meaningful review of its operational and strategic plans to ensure that the enhancement of shareholder value is one of the Company’s ultimate objectives.  Other than the plans discussed above, we do not have any specific plans at this time, as we do not have access to the information necessary to formulate meaningful plans for the Company.  If elected, our nominees will be able to work with the Company to formulate specific goals and plans to maximize the value of the Company for all of its shareholders.

INDEPENDENCE AND QUALIFICATIONS OF OUR DIRECTORS

We believe that our nominees would be deemed “independent” under the NASDAQ Marketplace Rules.  We also believe that Mr. Philen would qualify as an “audit committee financial expert,” as that term is defined by the SEC in Item 407(d)(5) of Regulation S-K.

Mr. Guerry’s financial background and his extensive knowledge of the banking industry qualify him to serve on the Company’s board of directors.  Specifically, his extensive experience with, and understanding of, financial issues will allow him to provide the board with valuable recommendations and ideas.  In addition, Mr. Guerry’s extensive knowledge of the banking industry makes him valuable as a source of information, and will allow him to provide useful insight and advice.

Mr. Philen’s financial background, having served as a Chief Financial Officer for the past 30 years in a variety of industries, combined with his experience as a leader in the role of President and Chief Executive Officer qualify him to serve on the Company’s board of directors.  Specifically, his extensive experience with and understanding of financial issues will allow him to provide the board with valuable recommendations and ideas.  In addition, Mr. Philen’s extensive interactions with boards, having served on a publicly traded company’s board and multiple committees, combined with industry experience in banking and management experience in treasury operations, debt placement and risk management will allow him to provide useful insight and advice.

Furthermore, service as an effective director requires certain personal qualities, such as integrity, as well as the ability to comprehend, discuss and critically analyze materials and issues that are presented so that the director may exercise judgment and reach conclusions in fulfilling his duties and fiduciary obligations.  We believe that the background and experience of Messrs. Guerry and Philen background and expertise, as set forth below, demonstrates those abilities and are appropriate to their serving on the Company’s board of directors.

MR. JOHNNY GUERRY

Mr. Guerry, age 34, joined Clover Partners, L.P. in 2004, and was named a partner of the firm in 2007.  Mr. Guerry is the portfolio manager of MHC Mutual Conversion Fund, L.P., which primarily invests in small community banks.  Mr. Guerry has managed the fund since its inception in 2007 and is the managing partner of Clover.  Under his management, the fund has advanced approximately 110% while the SNL bank and thrift index has declined approximately 21% during that same time period. During the course of his career, Mr. Guerry has raised approximately $500 million in capital.  He regularly collaborates with bank management teams and their boards of directors to advise on their strategic direction and suggest ways to improve operational performance.

Mr. Guerry is a graduate of the Southern Methodist University’s Business Honors Program, where he graduated Summa Cum Laude. He is also a member of the Beta Gamma Sigma Business Honors Society. Beta Gamma Sigma is the highest national recognition a student in business can achieve.

Mr. Guerry is the beneficial owner of 795,799 shares.  He has consented to being named in this proxy and to serve, if elected.

MR. TERRELL T. PHILEN, JR.

Since September 2014, Mr. Philen, age 61, has been the Chief Financial Officer of Custom Extrusions Holdings, LLC.  From 2010 to July 2014, Mr. Philen worked at Alan Ritchey, Inc. & Affiliates, first from 2010 to 2013 as Chief Financial Officer and from June 2013 to July 2014 as President and Chief Executive Officer.

Mr. Philen does not own any shares.  He has consented to being named in this proxy and to serve, if elected.

We note that there can be no assurances that Messrs. Guerry and Philen, if elected, will be successful in persuading other members of the board to adopt any of their suggestions, as Messrs. Guerry and Philen, as only two of eleven members, would hold a minority position.

We expect that our nominees will be able to stand for election but in the event that one or both are unable to serve or for good cause will not serve, the shares represented by the enclosed WHITE proxy card will be voted for a substitute nominee (or nominees, as the case may be), to the extent this is not prohibited under the Company’s charter documents and applicable law.  In addition, we reserve the right to solicit proxies for the election of such substitute nominee(s) if the Company makes or announces any changes to its charter documents or takes or announces any other action that has, or, if consummated, would have, the effect of disqualifying our nominees, to the extent this is not prohibited under the Company’s charter documents and applicable law.  In any such case, shares represented by the enclosed WHITE proxy card will be voted for such substitute nominee(s).  We reserve the right to nominate additional persons, to the extent this is not prohibited under the Company’s charter documents and applicable law, if the Company increases the size of its board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.

WHO CAN VOTE AT THE ANNUAL MEETING

The record date for determining shareholders entitled to notice of and to vote at the Annual Meeting is April 11, 2016 (the “Record Date”).  Shareholders of the Company as of the Record Date are entitled to one vote at the Annual Meeting for each share of Common Stock held on the Record Date.  It is anticipated that the proxy statement that will be filed by the Company will state the number of shares issued and outstanding on the Record Date.

HOW TO VOTE BY PROXY

To elect our nominees to the board, if you are a record holder (namely, you own your Financial Institutions stock in certificate form), you can vote by marking your vote on the WHITE proxy card we have enclosed, signing and dating it, and mailing it in the postage-paid envelope we have provided.  If your shares are held in “street name” by a broker, nominee, fiduciary or other custodian, follow the directions given by the broker, nominee, fiduciary or other custodian regarding how to instruct them to vote your shares.  Your broker, nominee, fiduciary or other custodian may permit you to vote by the Internet or by telephone.  Whether you plan to attend the Annual Meeting or not, we urge you to vote your shares now.  Please contact our proxy solicitor D.F. King & Co., Inc. at (800) 859-8509 if you require assistance in voting your shares.  This proxy statement and the accompanying form of WHITE proxy card are available at www.dfking.com/ FISI.

Properly executed proxies will be voted in accordance with the directions indicated thereon.  If you sign the WHITE proxy card but do not make any specific choices, your proxy will vote your shares as follows:

•	“FOR” the election of our nominees to the board of directors, Messrs. Johnny Guerry and Terrell T. Philen, Jr., and “FOR” the persons who have been nominated by the Company to serve as Directors, other than Mr. Samuel M. Gullo and Ms. Kim E. VanGelder.

•	“FOR” the ratification of the appointment of KPMG LLP as the independent registered public accounting firm for the Company for the fiscal year ending December 31, 2016.
•	“AGAINST” the compensation of the Company’s named executive officers, as disclosed in the Company’s proxy statement. We believe that a vote AGAINST this resolution will send an appropriate message to the Company and to the market generally that the Company’s shareholders do not believe that the Company’s executive compensation practices currently reflect appropriate compensation for the Company’s poor treatment of its shareholders and the Company’s failure to thoroughly explore all avenues to maximize shareholder value, as discussed in this proxy statement.

You should refer to the Company’s proxy statement and form of proxy distributed by the Company for the names, backgrounds, qualifications and other information concerning the Company’s nominees.  We are NOT seeking authority to vote for and will NOT exercise any authority for Mr. Samuel M. Gullo and Ms. Kim E. VanGelder , two of the Company’s four nominees.  There is no assurance that the Company’s other nominees, Mr. Martin K. Birmingham and Mr. James W. Wyckoff , will serve if elected with our nominees.

Rule 14a-4(c)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), governs our use of our discretionary proxy voting authority with respect to a matter that is not known by us a reasonable time before our solicitation of proxies.  It provides that if we do not know, a reasonable time before making our solicitation, that a matter is to be presented at the meeting, then we are allowed to use our discretionary voting authority when the proposal is raised at the meeting, without providing any discussion of the matter in this proxy statement.  If any other matters are presented at the Annual Meeting for which we may exercise discretionary voting, your proxy will be voted in accordance with the best judgment of the persons named as proxies on the attached proxy card.  At the time this Proxy Statement was mailed, we knew of no matters which needed to be acted on at the Annual Meeting, other than those discussed in this Proxy Statement.

If any of your shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only that entity can vote your shares and only upon its receipt of your specific instructions.  Accordingly, please contact the person responsible for your account at such entity and instruct that person to execute and return the WHITE proxy card on your behalf.  You should also sign, date and mail the voting instruction from your broker or banker sends you when you receive it (or, if applicable, vote by following the instructions supplied to you by your bank or brokerage firm, including voting by telephone or via the internet).  Please do this for each account you maintain to ensure that all of your shares are voted.

A large number of banks and brokerage firms are participating in a program that allows eligible shareholders to vote by telephone or via the Internet.  If your bank or brokerage firm is participating in the telephone voting program or Internet voting program, then such bank or brokerage firm will provide you with instructions for voting by telephone or the Internet on the voting form.  Telephone and Internet voting procedures, if available through your bank or brokerage firm, are designed to authenticate your identity to allow you to give your voting instructions and to confirm that your instructions have been properly recorded.  Shareholders voting via the Internet should understand that there might be costs that they must bear associated with electronic access, such as usage charges from Internet access providers and telephone companies.  If your bank or brokerage firm does not provide you with a voting form, but instead you receive our WHITE proxy card, then you should mark our proxy card, date it and sign it, and return it in the enclosed postage-paid envelope.

VOTING AND PROXY PROCEDURES

The board of directors of Financial Institutions is divided into three classes of directors having staggered terms of three years.  If elected, Messrs. Guerry and Philen would serve for a three-year term expiring in 2019.  Shareholders of Financial Institutions are not permitted to cumulate their votes for the election of directors.

The presence, in person or by proxy, of a majority of the shares of Common Stock outstanding entitled to vote at the Annual Meeting will constitute a quorum.  Proxies relating to “street name” shares that are voted by brokers on some but not all of the matters before shareholders at the Annual Meeting will be treated as shares present for purposes of determining the presence of a quorum on all matters, but will not be entitled to vote at the Annual Meeting on those matters as to which authority to vote is not given to the broker (“broker non-votes”).  Broker non-votes and abstentions will not affect the outcome of the election of directors, and are not counted in determining whether a matter requiring approval of a majority of the shares present and entitled to vote has been approved.

New York Stock Exchange Rule 452 prohibits brokers from exercising “discretionary voting” on any matter submitted to a vote in connection with any shareholder meeting involving, among other things, a contested election of directors.  Therefore, if your shares are held in “street name” by your broker and you do not provide instructions to your broker on how you want your shares voted, your broker is prohibited from exercising discretionary voting and voting those shares.

Since we are only proposing two nominees for the board of directors, if our nominees are elected, the Company’s nominee with the highest number of shares voted in such nominee’s favor will also be elected.  If Messrs. Guerry and Philen are elected, we would obtain minority representation on the Company’s board of directors (namely, only two of eleven seats).

The following are the vote requirements for the various proposals:

•	Election of Directors: Shareholders elect directors by a plurality vote, which means that the four director nominees for election who receive the highest number of “FOR” votes will be elected as directors.

If your shares are held by a bank, broker or other nominee in street name and you do not vote your shares, the bank, broker or other nominee cannot vote such shares for the election of directors.  If you do not vote for the election of directors because the authority to vote is withheld, because a proxy is not returned, because the broker holding the shares does not vote, or because of some other reason, the shares will not count in determining the total number of votes for each nominee.

•	Ratification of Appointment of KPMG: In order for the ratification of the appointment of KPMG LLP as independent registered public accounting firm for the fiscal year ending December 31, 2016 to be approved, this proposal must receive the “FOR” vote of a majority of the votes cast on the matter.

If your shares are held by a bank, broker or other nominee in street name and you do not vote your shares, your bank, broker or other nominee cannot vote your shares on this proposal.  Shares held in street name by banks, brokers or other nominees who indicate on their proxies that they do not have authority to vote the shares on this proposal will not be counted as votes FOR or AGAINST this Proposal and will be treated as broker non-votes. Broker non-votes will have no effect on the voting on this proposal. If you vote to ABSTAIN on this proposal, your shares will not be voted FOR or AGAINST the proposal, will not be counted as votes cast or shares withheld on this proposal and, accordingly, abstentions will have no effect on this proposal.

•	Approval of Non-Binding Advisory Resolution: In order to be approved on an advisory, non-binding basis, this proposal must receive the “FOR” vote of a majority of the votes cast on the matter.

Abstentions will have no effect on the proposal. Broker non-votes will also have no effect on this proposal as brokers are not entitled to vote on such proposals in the absence of voting instructions from the beneficial owner.

WE URGE YOU TO VOTE FOR THE ELECTION OF MESSRS. GUERRY AND PHILEN AS DIRECTORS OF FINANCIAL INSTITUTIONS, FOR THE RATIFICATION OF KPMG LLP AND AGAINST THE COMPENSATION OF THE EXECUTIVE OFFICERS, AS SOON AS POSSIBLE.  PROXIES SOLICITED BY THIS PROXY STATEMENT MAY BE EXERCISED ONLY AT THE ANNUAL MEETING (AND ANY ADJOURNMENT OR POSTPONEMENT THEREOF) IN ACCORDANCE WITH YOUR INSTRUCTIONS AND WILL NOT BE USED FOR ANY OTHER MEETING.

A proxy given pursuant to this solicitation may be revoked at any time before it is voted. If you are a record holder, you may revoke your proxy and change your vote by: (1) the timely delivery of a duly executed proxy bearing a later date, (2) providing timely written notice of revocation to the Company’s Corporate Secretary at the Company’s principal executive offices at 220 Liberty Street, Warsaw, New York 14569, or (3) attending the Annual Meeting and giving oral notice of your intention to vote in person.  If you are the beneficial owner of shares held in street name, you may revoke your proxy and change your vote: (1) by submitting new voting instructions to your broker, bank or other nominee in accordance with their voting instructions, or (2) if you have obtained a legal proxy from your bank, broker or other nominee giving you the right to vote your shares in person, by attending the Annual Meeting, presenting the completed legal proxy to the Company and voting in person.  You should be aware that simply attending the Annual Meeting will not in and of itself constitute a revocation of your proxy.

Only holders of record as of the close of business on the Record Date will be entitled to vote at the Annual Meeting.  If you were a shareholder of record on the Record Date, you will retain your voting rights for the Annual Meeting even if you sell your shares after the Record Date.  Accordingly, it is important that you vote the shares held by you on the Record Date, or grant a proxy to vote such shares, even if you sell such shares after the Record Date.

IMPORTANT:  If you wish to support Messrs. Guerry and Philen, please sign, date and return only our WHITE proxy card.  If you later vote on management’s BLUE proxy (even if it is to withhold authority to vote for management’s nominees), you will revoke your previous vote for Messrs. Guerry and Philen.  Please discard the Company’s BLUE proxy card.

ALTHOUGH YOU MAY VOTE MORE THAN ONCE, ONLY ONE PROXY WILL BE COUNTED AT THE ANNUAL MEETING, AND THAT WILL BE YOUR LATEST-DATED, VALIDLY EXECUTED PROXY.

If you have already sent a BLUE proxy to management of the Company, you can revoke that proxy by signing, dating and mailing the WHITE proxy card or by voting in person at the Annual Meeting.

IF YOU SIGN THE WHITE PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE THE FINANCIAL INSTITUTIONS COMMON STOCK REPRESENTED BY THE WHITE PROXY CARD FOR THE ELECTION OF MESSRS. GUERRY AND PHILEN AND FOR THE PERSON WHO HAS BEEN NOMINATED BY THE COMPANY TO SERVE AS A DIRECTOR, OTHER THAN MR. SAMUEL M. GULLO AND MS. KIM E. VANGELDER; FOR THE RATIFICATION OF KPMG LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM; AND “AGAINST” THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS.

SOLICITATION OF PROXIES; EXPENSES

The entire expense of preparing and mailing this Proxy Statement and any other soliciting material and the total expenditures relating to the solicitation of proxies (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors, accountants, public relations, transportation and litigation) will be borne by MHC Mutual Conversion Fund, L.P.  In addition to the use of the mails, proxies may be solicited by MHC Mutual Conversion Fund, L.P., other Participants (as defined below) and/or their employees by telephone, telegram, and personal solicitation, for which no additional compensation will be paid to those persons engaged in such solicitation.  Banks, brokerage houses, and other custodians, nominees, and fiduciaries will be requested to forward solicitation material to the beneficial owners of the Common Stock that such institutions hold, and MHC Mutual Conversion Fund, L.P. will reimburse such institutions for their reasonable out-of-pocket expenses.

We have retained D.F. King & Co., Inc., a proxy solicitation firm, to assist in the solicitation of proxies at a fee estimated not to exceed $50,000, plus reimbursement of reasonable out-of-pocket expenses and fees related to calls to solicit shareholders.  Approximately 25 persons will be utilized by that firm in its solicitation efforts.

We estimate that our total expenditures relating to the solicitation of proxies will be approximately $325,000 (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors, accountants, public relations, transportation, and litigation).  Total cash expenditures to date relating to this solicitation have been approximately $45,000.

We intend to seek reimbursement from the Company for our actual expenses in connection with this solicitation.  If elected, MHC Mutual Conversion Fund, L.P. and its nominees will submit the matter to a vote of the Company’s board of directors.  The Company’s board of directors may vote to submit the matter of reimbursement to a vote of the Company’s shareholders.  If elected to the Company’s board of directors, Messrs. Guerry and Philen intend to vote in favor of reimbursing MHC Mutual Conversion Fund, L.P. and submitting the matter to a vote of the Company’s shareholders.  If the matter is submitted to a vote of the Company’s shareholders, we will vote our shares in favor of such reimbursement and will accept the results of such shareholder vote.

CERTAIN INFORMATION REGARDING THE PARTICIPANTS

The participants are MHC Mutual Conversion Fund, L.P., a Texas limited partnership (the “Fund”), Clover Partners, L.P., a Texas limited partnership and the general partner of the Fund (“Clover Partners”), Clover Partners Management, L.L.C., a Texas limited liability company and the general partner of the Clover Partners (“Clover Partners Management”), and Johnny Guerry, the principal of Clover Partners Management, and Terrell T. Philen, Jr.

Clover Partners is the general partner of the Fund.  Its principal business is investment management.  The business address of Clover Partners is 100 Crescent Court, Suite 575, Dallas, TX 75201.

The principal business of Clover Partners Management is serving as the general partner of Clover Partners.  The business address of Clover Partners Management is 100 Crescent Court, Suite 575, Dallas, TX 75201.

Johnny Guerry is the managing member of Clover Partners Management and the portfolio manager of MHC Mutual Conversion Fund, L.P., which is his principal business.  His business address is 100 Crescent Court, Suite 575, Dallas, TX 75201.

Terrell T. Philen, Jr., is the Chief Financial Officer of Custom Extrusions Holdings, LLC.  His business address is 12001 N. Central Expressway, Suite 1120, Dallas, Texas 75243.

Each of the members of MHC Mutual Conversion Fund, L.P. identified in this proxy statement is a participant in the solicitation conducted with this Proxy Statement.  Each of them is referred to in this Proxy Statement as a “Participant” and collectively they are the “Participants”.

Appendix A lists certain information regarding ownership of the Common Stock by the Participants and transactions in the Common Stock made by the Participants during the past two years.  We beneficially own 795,799 shares of Common Stock, or approximately 5.5% of the outstanding shares of Common Stock.  We may change or alter our investment strategy at any time to increase or decrease our holdings in Financial Institutions.

No Participant has during the last ten years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Except as set forth herein, no Participant is now, or within the past year has been, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company (including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies).

There are no material proceedings to which any Participant or any associate of any Participant is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.  Except as described herein, no Participant and no associate of any Participant has any interest in the matters to be voted upon at the Annual Meeting, other than an interest, if any, as a shareholder of the Company.

Except as described herein or in Appendix A, neither any Participant nor any associate of any Participant (1) has engaged in or has a direct or indirect interest in any transaction or series of transactions since the beginning of the Company’s last fiscal year, or in any currently proposed transaction, to which the Company or any of its subsidiaries is a party where the amount involved was in excess of $120,000; (2) has been indebted to the Company or any of its subsidiaries; (3) has borrowed any funds for the purpose of acquiring or holding any securities of the Company, or is presently, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to either any securities of the Company, any future employment by the Company or its affiliates, or any future transaction to which the Company or any of its affiliates will or may be a party; or (4) is the beneficial or record owner of any securities of the Company or any parent or subsidiary thereof.

We have not paid any compensation to Messrs. Guerry or Philen in connection with this proxy solicitation.  The entities that control MHC Mutual Conversion Fund, L.P. will generally reimburse or indemnify Messrs. Guerry and Philen for any expenses and/or liabilities they may incur in connection with the Annual Meeting.  There are no other arrangements or understandings with Messrs. Guerry and Philen other than as set forth herein.

OTHER MATTERS

Rule 14a-5(c) of the Exchange Act permits us to communicate certain information that we are required to provide in this proxy statement by referring to such information in the Company’s proxy statement, eliminating the need for us to provide this information directly in this proxy statement.  Specifically, we are relying on disclosure in the Company’s proxy statement to communicate the following information: (1) the security ownership of management and beneficial owners of more than 5% of the Common Stock; (2) the committees of the Company’s board of directors, including the nominating, compensation and audit committees (and information about audit committee financial experts); (3) the meetings of the Company’s board of directors and all committees thereof; (4) the background and qualifications of the nominees of the Company’s board of directors; (5) the Company’s leadership structure and the board’s oversight of risk management; (6) the compensation and remuneration paid and payable to the Company’s directors and management, and other compensation related information, including information related to the advisory vote on the compensation of the Company’s named executive officers and the advisory vote on the frequency of holding an advisory vote on compensation of the Company’s named executive officers; (7) the attendance of members of the Company’s board of directors at the annual meeting; (8) the Company’s policies and procedures for the review, approval or ratification of transactions with related persons; (9) the Company’s director nomination process; (10) the independence of the Company’s directors; (11) shareholder communication with the Company’s board of directors; (12) the deadline for submitting shareholder proposals for inclusion in the Company’s proxy statement for the 2017 annual meeting of shareholders under Rule 14a-8 of the Exchange Act; (13) the date after which a notice of shareholder proposal submitted outside the process of Rule 14a-8 is considered untimely; and (14) the Company’s independent registered public accounting firm and the fees paid to such firm.  We have no knowledge of, or responsibility for, the accuracy of the Company’s disclosures in its proxy materials.

ADDITIONAL INFORMATION

The information concerning Financial Institutions contained in this proxy statement has been taken from, or is based upon, publicly available information produced and provided by Financial Institutions.  Although we do not have any information that would indicate that any information contained in this proxy statement concerning Financial Institutions is inaccurate or incomplete, we do not take responsibility for the accuracy or completeness of the information produced and provided by Financial Institutions.

Financial Institutions files annual, quarterly and special reports, proxy statements and other information with the SEC.  You may read and copy any reports, statements or other information that the Company files with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  These SEC filings are also available to the public from commercial document retrieval services and at the Internet website maintained by the SEC at www.sec.gov.

The Participants have filed a Schedule 13D, as amended, with the SEC, the exhibits of which include some of our correspondence with Financial Institutions concerning the matters described herein.  These materials may be accessed from the SEC’s website free of charge.

YOUR VOTE IS IMPORTANT

NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN WE ARE SEEKING YOUR SUPPORT.  PLEASE VOTE FOR MESSRS. GUERRY AND PHILEN.  ONLY YOUR LATEST DATED PROXY COUNTS.  EVEN IF YOU HAVE ALREADY RETURNED A BLUE PROXY TO THE COMPANY’S BOARD OF DIRECTORS, YOU HAVE EVERY LEGAL RIGHT TO REVOKE IT BY RETURNING A WHITE PROXY TO US AS PROVIDED BELOW.

IF YOU ARE A RECORD HOLDER, PLEASE VOTE BY SIGNING, DATING, AND MAILING IN THE ENCLOSED POSTAGE-PAID ENVELOPE THE ENCLOSED WHITE PROXY CARD AS SOON AS POSSIBLE.  IF YOUR SHARES ARE HELD IN “STREET NAME” BY A BROKER, NOMINEE, FIDUCIARY OR OTHER CUSTODIAN, FOLLOW THE DIRECTIONS GIVEN BY THE BROKER, NOMINEE, FIDUCIARY OR OTHER CUSTODIAN REGARDING HOW TO INSTRUCT THEM TO VOTE YOUR SHARES.  YOUR BROKER, NOMINEE, FIDUCIARY OR OTHER CUSTODIAN MAY PERMIT YOU TO VOTE BY THE INTERNET OR BY TELEPHONE.

This proxy statement and the accompanying form of WHITE proxy card are available at www.dfking.com/ FISI.   If you have any questions or require any assistance, please contact D.F. King & Co., Inc., proxy solicitors for MHC Mutual Conversion Fund, L.P., at the following address and telephone number:

D.F. KING & CO., INC.
48 Wall Street
New York, NY 10005
Toll Free: 1-800-859-8509

Please feel free to call or email MHC Mutual Conversion Fund, L.P. at the following:

Johnny Guerry
Clover Partners LP
100 Crescent Court Suite 575
Dallas, Texas 75201
(214) 273 5200
(214) 273 5199 (fax)
JGuerry@cloverpartners.com

Sincerely,
Johnny Guerry
MHC Mutual Conversion Fund, L.P.

May [__], 2016

Appendix A

Name and Address	Shares Held Beneficially	Percent of Class	Shares Held By Non-Participant Associates
MHC Mutual Conversion Fund, L.P. c/o Clover Partners, L.P. 100 Crescent Court Suite 575 Dallas, Texas 75201	795,799*	5.5%	0
Clover Partners, L.P. 100 Crescent Court Suite 575 Dallas, Texas 75201	795,799*	5.5%	0
Clover Partners Management, L.L.C. 100 Crescent Court Suite 575 Dallas, Texas 75201	795,799*	5.5%	0
Johnny Guerry 100 Crescent Court Suite 575 Dallas, Texas 75201	795,799*	5.5%	0

*	Clover Partners, L.P., in its capacity as investment manager and general partner to MHC Mutual Conversion Fund, L.P., has the power to vote the 795,799 shares of Common Stock and the power to dispose of the 795,799 shares of Common Stock held in the Fund. Clover Partners Management, L.L.C ., in its capacity as general partner of Clover Partners, L.P. and Mr. Guerry, as the managing member of Clover Partners Management, L.L.C ., may each be deemed to beneficially own the Common Stock held in MHC Mutual Conversion Fund, L.P.

In aggregate, the Participants own 795,799 shares of Common Stock of the Company acquired by MHC Mutual Conversion Fund, L.P. at a cost of $20,205,119.  The amount of funds expended by MHC Mutual Conversion Fund, L.P. came from its working capital.

All or part of the shares of Common Stock owned by Participants may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to Participants.  Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.  As of the date of this filing, no Participant has margin or other loans outstanding secured by Common Stock.

No Participant is required to file reports under Section 16 of the Exchange Act, with respect to the Common Stock.

Transactions In Stock of the Company

During the past two years, the following Common Stock transactions were made by MHC Mutual Conversion Fund, L.P. (no other Participants had any transactions in Common Stock):

Date	Transaction Type	Number of Shares
8/11/2015	Buy	10,000.00
8/12/2015	Buy	56,535.00
8/14/2015	Buy	517.00
8/17/2015	Buy	102,616.00
8/18/2015	Buy	2,600.00
8/20/2015	Buy	31,125.00
8/21/2015	Buy	500.00
8/24/2015	Buy	6,300.00
8/25/2015	Buy	44,576.00
8/27/2015	Buy	54,000.00
8/31/2015	Buy	2,858.00
9/1/2015	Buy	23,773.00
9/8/2015	Buy	1,749.00
9/9/2015	Buy	14,000.00
9/10/2015	Buy	25,000.00
9/14/2015	Buy	20,000.00
9/14/2015	Buy	24,000.00
9/15/2015	Buy	21,031.00
9/17/2015	Buy	25,000.00
9/18/2015	Buy	54,000.00
9/25/2015	Buy	8,979.00
10/2/2015	Buy	20,200.00
10/6/2015	Buy	25,000.00
10/7/2015	Buy	1,300.00
10/13/2015	Buy	5,700.00
10/14/2015	Buy	15,000.00
10/15/2015	Buy	2.00

10/27/2015	Buy	10,000.00
10/28/2015	Sell	10,000.00
10/28/2015	Sell	7.00
10/29/2015	Sell	5,000.00
11/3/2015	Sell	693.00
11/3/2015	Sell	6,607.00
11/4/2015	Sell	8,393.00
11/4/2015	Sell	2.00
11/4/2015	Sell	500.00
11/4/2015	Sell	1,105.00
11/5/2015	Sell	7,874.00
11/5/2015	Sell	1,300.00
11/5/2015	Sell	12,362.00
11/6/2015	Sell	39,730.00
11/9/2015	Sell	1,500.00
11/10/2015	Sell	408.00
11/10/2015	Sell	4,592.00
11/10/2015	Sell	3,000.00
11/13/2015	Buy	5,000.00
11/16/2015	Buy	5,000.00
11/19/2015	Buy	10,000.00
11/20/2015	Buy	5,000.00
11/30/2015	Buy	21,000.00
12/1/2015	Buy	3,000.00
12/3/2015	Buy	35,000.00
12/8/2015	Buy	12,530.00
12/9/2015	Buy	25,566.00
12/10/2015	Buy	35,223.00
12/11/2015	Buy	30,990.00
12/14/2015	Buy	1,100.00
12/14/2015	Buy	25,000.00
12/15/2015	Buy	20,939.00
12/22/2015	Buy	3,454.00
12/23/2015	Buy	2,300.00
12/28/2015	Buy	8,967.00
1/4/2016	Buy	7,100.00
1/5/2016	Buy	1,500.00
1/13/2016	Buy	5,000.00
1/21/2016	Buy	5,000.00
1/25/2016	Buy	10,000.00
1/27/2016	Buy	13,842.00

PRELIMINARY COPY OF PROXY CARD, SUBJECT TO COMPLETION, DATED MAY 10 , 2016

THIS PROXY IS SOLICITED BY MHC MUTUAL CONVERSION FUND, L.P. IN OPPOSITION TO THE BOARD OF DIRECTORS OF FINANCIAL INSTITUTIONS, INC.

THIS SOLICITATION IS NOT BEING MADE BY THE BOARD OF DIRECTORS OF FINANCIAL INSTITUTIONS, INC.

2016 ANNUAL MEETING OF SHAREHOLDERS

The undersigned hereby appoints Johnny Guerry and Mike Shafir, and each of them, attorneys and agents with full power of substitution, as Proxy for the undersigned, to vote all shares of common stock, par value $.01 per share, of Financial Institutions, Inc. (“Financial Institutions” or the “Company”) which the undersigned is entitled to vote at the Annual Meeting of Shareholders to be held at  the Company’s corporate headquarters located at 220 Liberty Street, Warsaw, New York 14569 on Friday, June 3, 2016, at 10:00 a.m. local time, or any adjournments or postponements thereof and at any meeting called in lieu thereof (the “Annual Meeting”).

This proxy, when properly executed will be voted in the manner directed herein by the undersigned shareholder.  Unless otherwise specified, this proxy will be voted “FOR” the election of MHC Mutual Conversion Fund, L.P.’s Nominees as Director and the Company Nominees as noted below; “FOR” the ratification of the appointment of KPMG LLP as the Company’s independent registered public accounting firm; and “AGAINST” the compensation of the Company’s named executive officers.  This proxy revokes all prior proxies given by the undersigned.

MHC Mutual Conversion Fund, L.P. recommends that you vote “FOR” the election of MHC Mutual Conversion Fund, L.P.’s Nominees Johnny Guerry and Terrell T. Philen as Directors and the Company Nominees as noted below; “FOR” the ratification of the appointment of KPMG LLP as the Company’s independent registered public accounting firm; and “AGAINST” the compensation of the Company’s named executive officers.

1.	ELECTION OF DIRECTORS- To elect Messrs. Johnny Guerry and Terrell T. Philen, Jr.

   FOR ALL (except as marked)                                                                         WITHHOLD ALL

Instruction:  To withhold authority to vote for any individual nominee nominated by MHC Mutual Conversion Fund, L.P., write the nominee’s name below:

MHC Mutual Conversion Fund, L.P. intends to use this proxy to vote for the persons who have been nominated by the Company to serve as Director, other than the Company nominees noted below.  There is no assurance that any of the candidates who have been nominated by the Company will serve as a Director if MHC Mutual Conversion Fund, L.P.’s nominees are elected.  You should refer to the Company’s proxy statement and form of proxy distributed by the Company for the names, backgrounds, qualifications and other information concerning the Company’s nominees.  MHC Mutual Conversion Fund, L.P. is NOT seeking authority to vote for and will NOT exercise any authority for Mr. Samuel M. Gullo and Ms. Kim E. VanGelder , two of the Company’s four nominees.

Instruction:  To withhold authority to vote for any individual nominee nominated by the Company, write the nominee’s name below:

2.	RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FINANCIAL INSTITUTIONS, INC. FOR THE YEAR ENDING DECEMBER 31, 2016.

   FOR                                           AGAINST                                                         ABSTAIN

3.	APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS.

   FOR                                           AGAINST                                                         ABSTAIN

IMPORTANT:  PLEASE SIGN AND DATE ON THE REVERSE SIDE.

In his discretion, each Proxy is authorized to vote upon such other business that may properly come before the Annual Meeting and any and all adjournments or postponements thereof, as provided in the proxy statement provided herewith.

Dated:

Signature:

Signature (if held jointly):

Title:

Please sign exactly as your name(s) appear on the proxy card(s) previously sent to you.  When shares are held by joint tenants, both should sign.  When signing as an attorney, executor, administrator, trustee, or guardian, please give full title as such.  If a corporation, please sign in full corporation name by the President or other duly authorized officer.  If a partnership, please sign in partnership name by authorized person.  This proxy card votes all shares held in all capacities.

PLEASE SIGN, DATE, AND MAIL THIS PROXY CARD TODAY

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on June 3, 2016.  This proxy statement and the accompanying form of WHITE proxy card are available at www.dfking.com/ FISI.

PRELIMINARY VOTE AUTHORIZATION FORM, SUBJECT TO COMPLETION, DATED MAY 10 , 2016

FINANCIAL INSTITUTIONS, INC. 401(K) RETIREMENT SAVINGS PLAN VOTE AUTHORIZATION FORM

I understand that ________________, the Trustee, is the holder of record and custodian of all shares of Financial Institutions, Inc. (the “Company”) common stock allocated to me under the Financial Institutions, Inc. 401(k) Retirement Savings Plan.  Further, I understand that my voting instructions are solicited on behalf of the Company’s Board of Directors for the Annual Meeting of Shareholders to be held on June 3, 2016.

Accordingly, please vote my shares as follows.

1.	ELECTION OF DIRECTORS- To elect Messrs. Johnny Guerry and Terrell T. Philen, Jr.

   FOR                             WITHHOLD

I understand MHC Mutual Conversion Fund, L.P. will vote for the persons who have been nominated by the Company to serve as Director, other than the Company nominees noted below.  I understand that there is no assurance that any of the candidates who have been nominated by the Company will serve as a Director if MHC Mutual Conversion Fund, L.P.’s nominees are elected.  I understand the Company’s proxy statement and form of proxy distributed by the Company contain the names, backgrounds, qualifications and other information concerning the Company’s nominees.  I understand that MHC Mutual Conversion Fund, L.P. is NOT seeking authority to vote for and will NOT exercise any authority for Mr. Samuel M. Gullo and Ms. Kim E. VanGelder, two of the Company’s four nominees.

Note: If you do not wish for your shares to be voted “FOR” the persons who have been nominated by the Company to serve as Director, other than Mr. Samuel M. Gullo and Ms. Kim E. VanGelder , write the name of the Company nominees in the following space below:

2.	RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FINANCIAL INSTITUTIONS, INC. FOR THE YEAR ENDING DECEMBER 31, 2016.

   FOR                                           AGAINST                                                         ABSTAIN

3.	APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS.

   FOR                                           AGAINST                                                         ABSTAIN

The Trustee is hereby authorized to vote any shares allocated to me as indicated above.

Dated:

Signature:

Signature (if held jointly):

Title:

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on June 3, 2016.  This proxy statement and the accompanying form of WHITE proxy card are available at www.dfking.com/ FISI.